UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 22, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

15 March 2011

Novo Nordisk receives approval for Victoza® in China

Novo Nordisk announced today that the Chinese State Food and Drug Administration (SFDA) has approved Victoza® for the treatment of type 2 diabetes.

Victoza® is the brand name for liraglutide, the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue approved in China, developed for the treatment of type 2 diabetes in adults. Victoza® is indicated as an add-on to metformin or sulfonylurea (SU) in people with type 2 diabetes.

“The Chinese approval of Victoza® represents an exciting opportunity to further advance therapy in people with type 2 diabetes in China,” says Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. “Diabetes is a rapidly growing disease in China, and Victoza® offers a unique treatment option by effectively reducing HbA1c and weight with a low risk of hypoglycaemia in people with type 2 diabetes inadequately controlled by oral anti-diabetic agents.”

Novo Nordisk expects to launch Victoza® in China in the second half of 2011.

About Victoza®

Once-daily Victoza® is the first human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Victoza® works by stimulating the release of insulin from the pancreatic beta cells only when blood sugar levels are high. Weight loss with Victoza® is attributed to the fact that it leads to increased satiety after meals in part by slowing gastric emptying and, in part, by other mechanisms. Victoza® is broken down naturally in the body and does not depend upon renal excretion.

Novo Nordisk has received marketing authorisation for Victoza® in Europe, the US, Canada, Japan and a number of other countries, now including China.

Company Announcement no 16 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,900 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:
Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America:
Ken Inchausti	Hans Rommer
Tel: (+1) 609 786 8316	Tel: (+1) 609 919 7937
kiau@novonordisk.com	hrmm@novonordisk.com

Company Announcement no 16 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 22, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer